September 7, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (706) 649-2925

Mr. Richard E. Anthony
Chief Executive Officer and President
Synovus Financial Corp.
1111 Bay Avenue
Suite 500
Columbus, Georgia  31901

Re:	Synovus Financial Corp.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarter Ended
      March 31, 2005 and June 30, 2005
	File No. 1-10312

Dear Mr. Anthony:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *



Form 10-K for the year ended December 31, 2004

Exhibit 99.1 - Financial Appendix to the Proxy Statement

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

1. Please quantify for us the most significant components of the "other, net" adjustment to reconcile net income to net cash provided by operating activities for the year ended December 31, 2004 and the quarter ended March 31, 2005.

2. We note your disclosure on page F-11 that TSYS maintains several different foreign operations whose functional currency is their local currency. Please quantify for us the effect of exchange rate changes on cash balances held in foreign currencies during the periods presented. Refer to paragraph 25 of SFAS 95.

Note 1 - Summary of Significant Accounting Policies, page F-6

3. Please tell us how you considered the guidance in SAB Topic
13A(f)
in deciding to amortize contract acquisition costs using the straight line method. In your response, please describe the extent to which your amortization policies differ depending on the manner in which the associated contract revenues are recognized.

4. Please tell us and revise Note 1 in future filings to disclose your revenue recognition policies for all types of significant non-interest income including:
* Other transaction processing services revenue;
* Service charges on deposit accounts;
* Fiduciary and asset management fees;
* Brokerage and investment banking revenue;
* Mortgage banking income; and
* Credit card fees.

5. Please tell us the amount costs incurred, estimated earnings and billings to date on uncompleted contracts accounted for using the percentage of completion method for all periods presented.





Financial Review

Net Interest Margin, page F-46

6. We note your disclosure on page F-46 that during the third quarter
of 2004, you changed your methodology of accounting for loan origination fees and costs. Please clarify for us whether the $9.2 million decrease in general and administrative expenses represents the impact of this change in methodology solely for the fourth quarter of 2004 or for some other period. If the amount represents only the fourth quarter 2004 impact, please quantify for us the effect this change in methodology would have had upon your financial statements for all periods presented, including quarterly periods.

Transaction Processing Services, page F-49

7. We note your disclosure in the fifth paragraph on page F-51 that as a result of the new agreement with Chase, TSYS discontinued its use of the percentage-of-completion accounting method for the original agreement with Bank One and began accounting for the revised agreement in accordance with EITF 00-21 and other applicable guidance. Please describe for us the specific aspects of each contract which you evaluated in determining that a different basis of accounting was appropriate for the contracts.

*    *    *    *    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a detailed letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,



	                         	John P. Nolan
				Accounting Branch Chief

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Mr. Richard E. Anthony
Synovus Financial Corp.
September 7, 2005
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